January 24, 2006


Mail Stop 4561

VIA U.S. MAIL AND FAX (732) 577-9980

Ms. Anna T. Chew
Chief Financial Officer
Monmouth Real Estate Investment Corporation
Juniper Business Plaza
3499 Route 9 North, Suite 3-C
Freehold, NJ  07728

      Re:	Monmouth Real Estate Investment Corporation
      Form 10-K for the year ended September 30, 2005
      Filed December 13, 2005
      File No. 000-04258

Dear Ms. Chew:

      We have reviewed your filing and have the following comments.
We have limited our review to only the issues addressed below and will make no further review of your documents. In our comments, we ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended September 30, 2005

Coverpage

1. Please advise us how you meet the criteria to qualify as a well-known seasoned issuer, as defined in Rule 405 of the Securities
Act.





Item 6. Selected Financial Data
Summary of Operations by Property, page 18

2. We note your disclosure of net rental income (loss) per property.
Net rental income (loss) per property is not reconcilable to a GAAP measure since net income (loss) per property is not reported. In future filings, please remove your disclosure of net rental income
(loss) per property or further explain to us how you currently meet, or in future filings be able to meet, the disclosure requirements in
Item 10(e)(1)(i) of Regulation S-K.


*  *  *  *

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

	You may contact Josh Forgione, at (202) 551-3431, or me, at
(202) 551-3403, if you have questions. Please respond to the comments included in this letter within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR.

								Sincerely,



      Steven Jacobs
      Accounting Branch Chief

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Mr. Anna T. Chew
Monmouth Real Estate Investment Corporation
January 24, 2006
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